Exhibit 99.1

China Finance Online Reports 2020 Second Quarter and First Six Months Unaudited Financial Results

BEIJING, September 24, 2020 /PRNewswire/ -- China Finance Online Co. Limited ("China Finance Online", or the "Company", "we", "us" or "our") (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the second quarter and first six months ended June 30, 2020.

Second Quarter 2020 Financial Highlights and Recent Development

•	The bottom line losses continued to narrow.
•	Net loss attributable to China Finance Online was $1.5 million, compared with a net loss of $3.0 million in the second quarter of 2019 and a net loss of $1.9 million in the first quarter of 2020.
•	Net revenues grew 9.2% year-over-year to $9.7 million.
•

Revenues from the financial information and advisory business, accounted for 47.2% total revenue in the second quarter of 2020, were up 60.7% year-over-year to $4.6 million, powered by 125.4% growth in investment advisory services.

•	Due to the growth of subscription services from individual customers, gross margin increased to 63.3% from 63.1% in the second quarter of 2019 and 60.1% in the first quarter of 2020.
•

The aggressive strategy of Lingxi Robo-Advisor ("Lingxi"), with a return of 11.0% and a drawdown rate of 1.4% in the second quarter, outperformed a return of 10.0% and a drawdown rate of 2.9% in the Shanghai Composite Index.

First Six Months of 2020 Highlights

•	Net revenues were $19.6 million compared with $18.8 million in the first six months of 2019.
•	Revenues from the financial information and advisory business grew 33.0% year-over-year and accounted for 41.4% of total revenues in the first six months of 2020.
•	Net loss attributable to China Finance Online was $3.4 million, compared with a net loss of $5.7 million in the first six months of 2019.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online, commented, “During the second quarter of 2020, the Chinese economy and stock markets staged a strong comeback as the pandemic was mostly contained. As a result of improved market sentiment along with our more effective new marketing programs and extensive products and services provisions, our financial information and advisory business experienced a solid rebound. We further reduced our bottom line loss in the second quarter as our diversified offerings, especially in the personal wealth management category, continued to gain traction, and our ongoing cost control proved to be effective.”

“In the post-COVID era, businesses in China, big and small, are facing unprecedented uncertainties that present both challenges and opportunities. As a professional financial media, we have continued to introduce more innovative marketing strategies that leverage our advantages in media resources and capital market services experience to not only promote more transparent and long-term sustainable development of Chinese capital markets, but also help position publicly listed companies to increase their exposure among investment community and deliver a well-crafted message to investors in this post-COVID era. In September, we successfully hosted two impactful events to bring thought leaders, elite investors and Chinese operators in healthcare and real estate sectors to discuss growth trends and investment opportunities. Our mission remains to help operators share best practices, enterprises deliver long-term values and investors identify the best investment ideas. As the Chinese stock market progresses toward maturity, we are also undertaking our social responsibility to promote long-term investment while we continue to grow our investment advisory services for both institutional and retail investor clients.”

“As diversified new media rises, we have made continuing efforts in the new media operation to deliver our enriched content to audience through different channels. Thanks to our original content and proprietary program, our operation on the popular short-form video social media, DouYin, has made persistent advances. Along with the growing popularity of our content, our services in institutional wealth management, investor education, investment advisory and asset allocation have received more recognition from financial institutions. We have started many modular developments for many institutional clients and used our fintech tools to empower their growth of wealth management services. On the retail wealth management front, we also captured the market opportunity to grow our subscriber base as more investors seek professional advices in a rapidly changing environment.”

“Looking into the second half of 2020, there remains many uncertainties in the economy and capital markets but we will continue to strengthen our fintech capability through optimization and upgrades of our services and products to empower the wealth management sector in China,” Mr. Zhao concluded.

Second Quarter 2020 Financial Results

Net revenues were $9.7 million, compared with $8.9 million during the second quarter of 2019 and $9.8 million during the first quarter of 2020. During the second quarter of 2020, revenues from financial services, the financial information and advisory business, advertising business and enterprise value-added services contributed 33%, 47%, 10% and 9% of the net revenues, respectively, compared with 47%, 32%, 13% and 8%, respectively, for the corresponding period in 2019.

Revenues from financial services were $3.2 million, compared with $4.2 million during the second quarter of 2019 and $4.2 million during the first quarter of 2020. The year-over-year and quarter-over-quarter decreases in revenues from financial services were mainly due to reduced revenue from the equity brokerage business.

Revenues from the financial information and advisory business were $4.6 million, compared with $2.9 million during the second quarter of 2019 and $3.5 million in the first quarter of 2020. Revenues from the financial information and advisory business were mainly comprised of subscription services from individual and institutional customers and financial advisory service. The year-over-year and quarter-over-quarter increases in revenues from the financial information and advisory business were mainly due to the fast-growing investment advisory services and subscription fees from individual investors. During the second quarter, revenue from individual investors subscription business rose by 59.8% from second quarter of 2019 and 63.9% from the first quarter of 2020 as more retail investors were seeking professional advice in the unprecedented volatile market during and after the outbreak of the COVID-19 pandemic. Investment advisory services also registered strong growth with an increase of 125.4% from second quarter of 2019 and an increase of 22.7% from the first quarter of 2020.

Revenues from advertising business were $1.0 million, compared with $1.2 million in the second quarter of 2019 and $1.3 million in the first quarter of 2020.

Revenues from enterprise value-added services were $0.9 million, compared with $0.7 million in the second quarter of 2019 and $0.8 million in the first quarter of 2020. Enterprise value-added services is a relatively new service that came out of our advertising business. Leveraging its accumulated large corporate data and research and increasing audience base online, China Finance Online provides professional communication services to companies listed on domestic or international market to increase their visibility in the market.

Gross profit was $6.2 million, compared with $5.6 million in the second quarter of 2019 and $5.9 million in the first quarter of 2020. Gross margin in the second quarter was 63.3%, compared with 63.1% in the second quarter of 2019 and 60.1% in the first quarter of 2020. The year-over-year and quarter-over-quarter increases in gross margin were mainly due to increased revenue contribution from individual subscription services which has a higher gross margin.

General and administrative expenses were $2.3 million, compared with $2.5 million in the second quarter of 2019, and $2.2 million in the first quarter of 2020. The year-over-year decrease was mainly attributable to further streamlining of the corporate managerial operations.

Sales and marketing expenses were $4.1 million, compared with $3.8 million in the second quarter of 2019, and $3.3 million in the first quarter of 2020. The year-over-year and quarter-over-quarter increases were mainly attributable to higher marketing expenses related to the investment advisory business.

Research and development expenses were $2.0 million, compared with $2.6 million in the second quarter of 2019 and $2.0 million in the first quarter of 2020. The year-over-year decrease was mainly attributable to improved efficiency after consolidation of research and development teams throughout different business units. The Company continues to support research and development in the fintech segment to further develop its fintech capabilities.

Total operating expenses were $8.4 million, compared with $8.9 million in the second quarter of 2019, and $7.5 million in the first quarter of 2020. The year-over-year decrease was mainly due to improved efficiency and effective cost controls. The quarter-over-quarter increase was mainly due to higher sales and marketing expenses.

Loss from operations was $2.2 million, compared with a loss from operations of $3.3 million in the second quarter of 2019 and a loss from operations of $1.6 million in the first quarter of 2020.

Net loss attributable to China Finance Online was $1.5 million, compared with a net loss of $3.0 million in the second quarter of 2019 and a net loss of $1.9 million in the first quarter of 2020.

Fully diluted loss per American Depository Shares (“ADS”) attributable to China Finance Online was $0.65 for the second quarter of 2020, compared with fully diluted loss per ADS of $1.29 for the second quarter of 2019 and fully diluted loss per ADS of $0.83 for the first quarter of 2020. Basic and diluted weighted average numbers of ADSs for the second quarter of 2020 were 2.3 million, compared with basic and diluted weighted average number of ADSs of 2.3 million for the second quarter of 2019. Each ADS represents fifty ordinary shares of the Company.

First Six Months of 2020 Financial Results

Net revenues for the first six months of 2020 were $19.6 million, compared with $18.8 million in the first six months of 2019.

Gross profit for the first six months of 2020 was $12.1 million, compared with $12.0 million in the first six months of 2019.

Loss from operations for the first six months of 2020 was $3.8 million, compared with a loss from operations of $5.8 million in the first six months of 2019.

Net loss attributable to China Finance Online for the first six months of 2020 was $3.4 million, compared to a net loss of $5.7 million in the first six months of 2019.

Fully diluted losses per ADS attributable to China Finance Online was $1.41 for the first six months of 2020, compared with fully diluted loss of $2.52 for the first six months of 2019.

Recent Developments

•	Lingxi Robo-Advisor recorded strong performance in second quarter of 2020

According to our proprietary asset allocation system, our Robo-Advisor product, Lingxi, provides Chinese retail investors with a wide array of investment combinations and personalized global asset allocations through Chinese domestic mutual funds. Since its inception, Lingxi established a solid track record of balancing performance and risk management. During the second quarter of 2020, the Chinese stock market experienced a strong rebound from the sell-off related to COVID-19 pandemic in the first quarter. Lingxi once again outclassed most of the peer Robo-Advisor products in the marketplace and outperformed the Shanghai Composite Index. The best strategy of Lingxi posted a return of 11.0% in the second quarter of 2020 while Shanghai Composite Index had a return of 10.0% during the same period. All strategies of Lingxi managed to control the expected annualized fluctuation under 6.5% while the expected annualized volatility of Shanghai Composite Index reached 12.6% during the same period. In the first half of 2020, Lingxi produced an average return of 6.0%, continuing to extend its leadership in the robo-advisor marketplace, with the best performing strategy yielded 10.0% return. During the first half of 2020, Lingxi’s annualized fluctuation was 5.5% while Shanghai Composite Index rose to 21.6% in fluctuation in the same period.

•	China Finance Online hosted 2020 China Pharmaceutical and Biotech Conference in Shanghai

On September 10th, we successfully hosted the institutional investors 2020 China Pharmaceutical and Biotech Conference in Shanghai, with the scientific contribution and participation of the China Pharmaceutical Industry Research and Development Association, Chinese Society of Biotechnology, China Association for Vaccines, and partners of China Fund-of-fund Alliance and Dow Jones & Company. Over 100 leading institutional investors, pharmaceutical and biotech entrepreneurs and scientists attended the event and participated in debates centered around the topics of global high-quality growth, long-term value investing and ESG investment. During the conference, China Finance Online released its proprietary report “Rerating and Restructuring, Post-COVID Evolution of Chinese Pharma and Biotech Sector”. From the macroeconomics, industry development and corporate operation perspectives, this report not only provided insightful summaries, analysis and prognosis of pharmaceutical and biotech sector in China, but also offered valuable datapoints and objective inputs for the post-COVID industry recovery blueprint.

•	China Finance Online hosted China Property Summit (2020) in Shanghai

On September 17th, we successfully hosted the China Property Summit in Shanghai, with the guidance of the China Real Estate Chamber of Commerce and the Company’s partner, Dow Jones & Company.  The event attracted over 100 leading institutional investors, publicly listed property companies, and tech entrepreneurs to discuss the post-COVID dynamics of the Chinese property market, publicly listed property companies’ status quo in Six Forces Model, and ESG investment in real estate market. As a leading online financial media in China, China Finance Online strives to provide a platform that enables all stakeholders to exchange ideas and views for the sustainable growth and development of the Chinese real estate industry.

Conference Call Information

The management will host a conference call on September 24, 2020 at 8:00 p.m. U.S. Eastern Time (8:00 a.m. Beijing/Hong Kong time September 25, 2020). Dial-in details for the earnings conference call are as follows:

US: 1-855-823-0291
Hong Kong: 800-963-435
Singapore: 800-616-2312
Mainland China: 800-870-0211 or 400-120-3169
Conference ID: 1064956

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A recording of the call will be available on China Finance Online’s website under the investor relations section.

In addition, a live and archived webcast of the conference call will be available at https://edge.media-server.com/mmc/p/tgygjhh3.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company's prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	Liquidity and sources of funding, including our ability to continue operating as a going concern.
•	our prospect and our ability to attract new users;
•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;
•	our prospect on stabilization in cash attrition and improvement of our financial position;

•	our initiatives to address customers’ demand for intuitive online investment platforms and alternative investment opportunities; and
•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, substantial doubt about ability to continue as a going concern, the outbreak of COVID-19 or other health epidemics in China or globally, changing customer needs, regulatory environment and market conditions that we are subject to; the uneven condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China's high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income. Furthermore, we have recurring losses from operation and inability to generate sufficient cash flow to meet our obligation and sustain our operations and face uncertainty as to the operation impact of the COVID-19 outbreak, that raise substantial doubt about our ability to continue as a going concern. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online
+86-10-8336-3100
ir@jrj.com

Kevin Theiss

Awaken Advisors

(212) 521-4050

kevin@awakenlab.com

-- Tables Follow –

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Jun. 30, 2020	Dec. 31, 2019
Assets
Current assets:
Cash and cash equivalents	9,837	9,600
Prepaid expenses and other current assets	2,581	2,413
Trust bank balances held on behalf of customers	31,087	36,987
Accounts receivable - margin clients	11,648	13,452
Accounts receivable - others	13,774	12,382
Short-term investments	-	1,147
Total current assets	68,927	75,981
Property and equipment, net	3,608	4,272
Acquired intangible assets, net	75	75
Equity investments without readily determinable fair value	1,582	1,605
Equity method investment, net	754	767
Right-of-use assets	2,914	3,988
Rental deposits	749	770
Goodwill	109	108
Guarantee fund deposits	219	218
Deferred tax assets	1,190	1,381
Total assets	80,127	89,165

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $8,168 and $8,061 as of June 30, 2020 and December 31, 2019, respectively)	8,872	8,855
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $4,748 and $5,068 as of June 30, 2020 and December 31, 2019, respectively)	17,511	17,420
Amount due to customers for trust bank balances held on behalf of customers (including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,458 and $2,110 as of June 30, 2020 and December 31, 2019, respectively)	31,087	36,987
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $413 and $185 as of June 30, 2020 and December 31, 2019, respectively)	7,798	6,741
Lease liabilities, current (including lease liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $953 and $1,604 as of June 30, 2020 and December 31, 2019, respectively)	2,061	2,243
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $(2) and $44 as of June 30, 2020 and December 31, 2019, respectively)	(72)	177
Total current liabilities	67,257	72,423
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of June 30, 2020 and December 31, 2019, respectively)	98	151
Deferred tax liabilities (including deferred tax liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of June 30, 2020 and December 31, 2019, respectively)	14	15
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $444 and $741 as of June 30, 2020 and December 31, 2019, respectively)	598	1,448
Total liabilities	67,967	74,037
Total China Finance Online Co. Limited Shareholders' equity	22,351	25,156
Noncontrolling interests	(10,191)	(10,028)
Total liabilities and equity	80,127	89,165

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended			Six months ended
	Jun. 30, 2020	Jun. 30, 2019	Mar.31, 2020	Jun. 30, 2020	Jun. 30, 2019
Net revenues	9,745	8,927	9,835	19,580	18,782
Cost of revenues	(3,577)	(3,294)	(3,923)	(7,500)	(6,790)
Gross profit	6,168	5,633	5,912	12,080	11,992
Operating expenses
General and administrative (including share-based compensation of $250, $290, $251, $500 and $595 respectively)	(2,254)	(2,510)	(2,226)	(4,480)	(5,198)
Product development (including share-based compensation of $34, $14, $27, $61 and $30 respectively)	(1,990)	(2,551)	(1,985)	(3,975)	(5,127)
Sales and marketing (including share-based compensation of $16, $3, $(8), $7 and $33 respectively)	(4,120)	(3,839)	(3,336)	(7,456)	(7,429)
Total operating expenses	(8,364)	(8,900)	(7,547)	(15,911)	(17,754)
Loss from operations	(2,196)	(3,267)	(1,635)	(3,831)	(5,762)
Interest income	8	11	5	13	20
Long-term investment loss, net	—	(1)	—	—	(1)
Exchange gain (loss), net	6	34	(32)	(26)	(67)
Loss on the interest sold and retained noncontrolling investment	—	—	—	—	(298)
Income (loss) from equity method investment	(1)	—	(1)	(2)	(2)
Other income (expense), net	242	(48)	66	308	(44)
Loss before income tax expenses	(1,941)	(3,271)	(1,597)	(3,538)	(6,154)
Income tax expenses	243	35	(419)	(176)	(466)
Net loss	(1,698)	(3,236)	(2,016)	(3,714)	(6,620)
Less: Net loss attributable to the noncontrolling interest	(209)	(268)	(96)	(305)	(870)
Net loss attributable to China Finance Online Co. Limited	(1,489)	(2,968)	(1,920)	(3,409)	(5,750)
Other comprehensive income (loss), net of tax:
Changes in foreign currency translation adjustment	15	52	166	181	66
Net unrealized gain (loss) from short-term investments available-for-sale	—	—	1	—	—
Less: reclassification adjustment for net (gain) loss included in net income	—	—	(1)	—	—
Other comprehensive income (loss), net of tax	15	52	166	181	66
Comprehensive loss	(1,683)	(3,184)	(1,850)	(3,533)	(6,554)
Less: comprehensive loss attributable to noncontrolling interest	(209)	(268)	(96)	(305)	(870)
Comprehensive income (loss) attributable to China Finance Online Co. Limited	(1,474)	(2,916)	(1,754)	(3,228)	(5,684)
Net income (loss) per share attributable to China Finance Online Co. Limited
Basic and Diluted	(0.01)	(0.03)	(0.02)	(0.03)	(0.05)
Net income (loss) per ADS attributable to China Finance Online Co. Limited
Basic and Diluted	(0.65)	(1.29)	(0.83)	(1.41)	(2.52)
Weighted average ordinary shares
Basic and Diluted	115,060,781	114,690,324	116,339,234	121,268,456	114,307,596
Weighted average ADSs
Basic and Diluted	2,301,216	2,293,806	2,326,785	2,425,369	2,286,152